Pixelworks, Inc.

226 Airport Parkway, Suite 595

San Jose, California 95110

November 12, 2020

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0409

Attention: Sergio Chinos

RE:	Pixelworks, Inc.

Registration Statement on Form S-3

File No. 333-249934

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Pixelworks, Inc. (the “Company”) hereby requests that the effective date of the above-captioned registration statement on Form S-3 (the “Registration Statement”), be accelerated to 5:00 p.m., Eastern Time, on November 16, 2020, or as soon thereafter as may be practicable.

Very truly yours, Pixelworks, Inc.

By:	/s/ Elias Nader
Elias Nader Chief Financial Officer